UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

LRAD CORPORATION

 (Name of Issuer)

Common Stock, par value $0.00001 per share

 (Title of Class of Securities)

50213V109

 (CUSIP Number)

FEBRUARY 8, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 50213V109	13G	PAGE 2 OF 7 PAGES

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 1,619,178 [1]
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 1,619,178
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,178 SHARES OF COMMON STOCK
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% [2]
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 .Includes (i) 1,599,183 shares of common stock held by the Norris Family 1997 Trust (“Family Trust”) of which Mr. Norris is Trustee and (ii) 19,995 shares of common stock by wholly owned family investment LLC.

2 Percentage computed based on 32,399,199 shares reported on Issuer’s latest 10-Q.

CUSIP NO. 50213V109	13G	PAGE 3 OF 7 PAGES

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 1,619,178 [3]
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 1,619,178
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,178 SHARES OF COMMON STOCK
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3 Includes (i) 1,599,183 shares of common stock held by the Norris Family 1997 Trust (“Family Trust”) of which Ms. Norris is Trustee and (ii) 19,995 shares of common stock by wholly owned family investment LLC.

CUSIP NO. 50213V109	13G	PAGE 4 OF 7 PAGES

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norris Family 1997 Trust
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 1,619,178 [4]
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 1,619,178
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,178 SHARES OF COMMON STOCK
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

4 .Includes (i) 1,599,183 shares of common stock held by the Norris Family 1997 Trust (“Family Trust”) and (ii) 19,995 shares of common stock by wholly owned family investment LLC owned by the Family Trust.

CUSIP NO. 50213V109	13G	PAGE 5 OF 7 PAGES

ITEM 1(a). NAME OF ISSUER:

LRAD Corporation

ITEM 1(b.) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

16990 Goldentop Road

San Diego, California 92127

ITEM 2(a). NAME OF PERSONS FILING:

(i) Elwood G. Norris, (ii) Stephanie A. Norris and (iii) Norris Family 1997 Trust

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

16101 Blue Crystal Trail

Poway, California 92064

ITEM 2(c). CITIZENSHIP:

United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

50213V109

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ]	Investment company registered under Section 8 of the Investment Company Act;

(e) [ ]	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP NO. 50213V109	13G	PAGE 6 OF 7 PAGES

(j) [ ]	A non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J), please specify the type of institution:____

ITEM 4.   OWNERSHIP

See Items 5 through 9 and 11 on the cover page for each respective filer.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.   IDENTIFICATION  AND  CLASSIFICATION  OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See statement below (in lieu of separate exhibit).

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.   CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 50213V109	13G	PAGE 7 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2013
/s/ ELWOOD G. NORRIS Elwood G. Norris

/s/ STEPHANIE A. NORRIS Stephanie A. Norris

NORRIS FAMILY 1997 TRUST

By: /s/ ELWOOD G. NORRIS Elwood G. Norris, Trustee

By: /s/ STEPHANIE A. NORRIS Stephanie A. Norris, Trustee

The undersigned parties hereby agree that the Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of LRAD Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended. The undersigned acknowledge their respective responsibilities as set forth in Rule 13d-1(k)(1) promulgated under the Exchange Act.

April 1, 2013

/s/ ELWOOD G. NORRIS

Elwood G. Norris

April 1, 2013

 /s/ STEPHANIE A. NORRIS

Stephanie A. Norris

April 1, 2013

NORRIS FAMILY 1997 TRUST

By: /s/ ELWOOD G. NORRIS

Elwood G. Norris, Trustee

By: /s/ STEPHANIE A. NORRIS

Stephanie A. Norris, Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations(See 18.U.S.C.)